EXHIBIT 99.1

               UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

      The following unaudited pro forma condensed combined statement of operations gives effect to the acquisition by Benchmark of all the outstanding capital stock of AVEX Electronics, Inc. and its subsidiaries and certain affiliates ("AVEX") as if it occurred as of January 1, 1998.

      The AVEX acquisition was accounted for under the purchase method of accounting. The unaudited pro forma condensed combined statement of operations is based on the historical financial statements of Benchmark and AVEX and the estimates and assumptions in the notes to the unaudited pro forma condensed combined statement of operations. The unaudited pro forma condensed combined statement of operations for the year ended December 31, 1998 has been previously filed on a Current Report on Form 8-K dated August 24, 1999 and filed on September 8, 1999 (the "Current Report"). No pro forma balance sheet at September 30, 1999 has been provided as the AVEX acquisition is included in Benchmark's historical balance sheet at September 30, 1999.

      The unaudited pro forma condensed combined statement of operations should be read in conjunction with the historical financial statements of Benchmark and AVEX and "Management's Discussion and Analysis of Financial Conditions and Results of Operations" of Benchmark. The unaudited pro forma condensed combined statement of operations does not purport to represent what Benchmark's results of operations would actually have been if the AVEX acquisition had been consummated on the indicated date, nor are they necessarily indicative of Benchmark's results of operations for any future period. The results of operations for the nine months ended September 30, 1999, are not necessarily indicative of the results to be expected for the entire year or any other interim period.

      Pursuant to the terms of the purchase agreement in connection with the acquisition of AVEX on August 24, 1999, the Company was required to agree upon a closing working capital adjustment with the Seller by November 22, 1999. The Company was unable to reach an agreement with the Seller prior to the November 22, 1999 deadline and has entered into several agreements extending this deadline. At the present time, the parties still have not reached an agreement and have hired an independent accounting firm to serve as arbitrator to resolve the dispute and to calculate the final closing working capital adjustment. Management is unable to predict when the arbitrator will be releasing its findings but estimates that the net closing working capital adjustment will be in the range of $20 to $40 million. Management has made its best estimate of the ultimate resolution of this arbitration proceeding. However, the final working capital settlement could have a significant effect on the final purchase price and the allocation of the purchase price.

      Reference should be made to the unaudited pro forma condensed combined financial statements filed on the Current Report for additional information regarding the estimates and assumptions inherent in the preparation of this statement.

                           BENCHMARK ELECTRONICS, INC.
              PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS
                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1999
                                   (UNAUDITED)

                                                                HISTORICAL                              PRO FORMA
                                                      ---------------------------       ---------------------------------------
                                                       BENCHMARK         AVEX (A)       ADJUSTMENTS                   COMBINED
                                                      ----------       ----------       ----------                   ----------
                                                                         (in thousands, except per share data)

Sales ............................................      $539,037         $640,174                                    $1,179,211
Cost of sales ....................................       493,729          630,682          (2,218)         d          1,122,193
                                                      ---------------------------       ---------------------------------------
     Gross profit ................................        45,308            9,492           2,218                        57,018

Selling, general & administrative expenses .......        19,269           31,095          (5,456)         b             45,308
                                                                                              400          d
                                                                                                                             --
Amortization of goodwill .........................         3,449               --           5,869          c              9,318
                                                      ---------------------------       ---------------------------------------
     Income (loss) from operations ...............        22,590          (21,603)          1,405                         2,392

Interest and other income - net ..................         1,066              108            (300)         e                874
Interest expense .................................        (4,940)         (13,941)         13,941          f            (16,574)
                                                                                             (882)         g
                                                                                          (10,752)         h
                                                      ---------------------------       ---------------------------------------
     Income (loss) before taxes and
      extraordinary item .........................        18,716          (35,436)          3,412                       (13,308)

Income taxes .....................................         6,738              960           1,194          i             (4,658)
                                                                                          (13,550)         j
                                                      ---------------------------       ---------------------------------------
      Income (loss) before extraordinary item ....        11,978          (36,396)         15,768                        (8,650)


Income (loss) before extraordinary item
 per common share - Basic ........................      $   0.90                                                     $    (0.58)
Income (loss) before extraordinary item
 per common share - Diluted ......................      $   0.83                                                     $    (0.58)

Weighted average common shares outstanding:
    Basic ........................................        13,360                            1,649          k             15,009
    Diluted ......................................        14,448                              561          k             15,009


See accompanying notes to unaudited pro forma condensed combined statement of operations.

                          NOTES TO UNAUDITED PRO FORMA
                   CONDENSED COMBINED STATEMENT OF OPERATIONS

Adjustments have been made to the unaudited pro forma condensed combined statement of operations to reflect the following:

(a) Includes the historical results of operations of AVEX for the period to August 24, 1999 the consummation date of the acquisition.

(b) To eliminate the historical costs related to (i) certain redundant executive headquarter costs (ii) the termination of intercompany services previously provided by the J.M Huber Corporation (the "Seller") to AVEX under an intercompany arrangement that included fees based on the estimated utilization of Seller's resources; (iii) AVEX's domestic defined benefit pension plan, which plan and the obligations thereunder are not being continued by Benchmark; offset by (iv) the costs that Benchmark will incur to replace the Seller's intercompany services arrangement. A summary of such adjustments follows (in thousands):

                                                                           FOR THE PERIOD ENDED
                                                                           --------------------
                                                                           SEPTEMBER 30, 1999
                                                                           --------------------
     Redundant executive headquarter costs .............................   $             (2,948)
     Historical intercompany service fee ...............................                 (2,384)
     Historical cost of pension plan not continued .....................                   (791)
     Benchmark replacement of intercompany services arrangement ........                    667
                                                                           --------------------
         Total .........................................................   $             (5,456)
                                                                           ====================

(c) To record amortization of goodwill over an estimated useful life of 15 years.

(d) To eliminate adjustments to the 1998 write down of certain assets related to AVEX's San Jose, California facility, which were not acquired by Benchmark, included in AVEX's historical financial statements.

(e) To reduce interest income related to cash balances utilized in funding a portion of the AVEX acquisition.

(f) To eliminate intercompany interest expense with the Seller and interest on AVEX notes payable not assumed under the Stock Purchase Agreement.

(g) To record amortization of debt issuance costs over the life of the applicable debt instruments.

(h) To record interest expense at 7.75%, 7.75% and 6.0% on the amounts outstanding under the Revolving Credit Facility, Term Loan, and the Notes, respectively, based on current interest rates. A change in the interest rate of 1/8 of a percent would result in a change in annual interest expense related to the amounts outstanding under the Revolving Credit Facility and Term Loan of approximately $220,000.

(i) To record income tax adjustments related to the above pro forma adjustments.

(j) To adjust AVEX historical income tax expense as if AVEX was included in the consolidated federal income tax return of Benchmark. In the historical combined financial statements of AVEX, federal income taxes were provided as if AVEX filed a separate income tax return.

(k) The following information reconciles the number of shares used to compute historical and pro forma earnings (loss) per common share (in thousands):

                                                                  FOR THE PERIOD ENDED
                                                                  --------------------
                                                                   SEPTEMBER 30, 1999
                                                                  --------------------
                                                                    BASIC     DILUTED
                                                                  --------   ---------
     Benchmark historical ......................................    13,360      14,448
     Common shares issued in AVEX acquisition on pro forma basis
        as of January 1, 1999 ..................................       861         861
     Common shares issued in public offering on pro forma basis
        as of January 1, 1999 ..................................       788         788
     Elimination of Benchmark stock options -- antidilutive
      on a pro forma basis in 1999 .............................      --        (1,088)
                                                                  --------   ---------
                                                                    15,009      15,009
                                                                  ========   =========

    The effect of the if-converted method for the Notes is antidilutive and 2.0 million of potential common shares have not been considered in computing diluted loss per common share.